Item 77D - Policies with respect to security investment
Credit Suisse Trust - U.S. Equity Flex III Portfolio

On May 1, 2009, the Portfolio's investment strategy changed to a "flexible 130/30" strategy whereby the Portfolio generally will hold
(i) long positions, either directly or through derivatives, in an amount up to approximately 130% of its net assets and (ii) short positions, either directly or through derivatives, in an amount up to approximately 30% of its net assets. The Portfolio will continue to invest in equity securities of U.S. companies. Under the new investment strategy, the Portfolio will seek to outperform the Russell 3000@ Index (the "Benchmark"). The Benchmark is designed to measure the performance of the largest 3000 U.S. companies representing approximately 98% of the investable U.S. equity market.
The Portfolio will continue to follow quantitative portfolio management techniques rather than a traditional fundamental equity research approach and the Portfolio's portfolio manager will continue to select securities for the Portfolio using the same proprietary quantitative models that it currently employs.